FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __ T _ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No __T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1	An announcement on the poll results of annual general meeting held on 22 May 2008 by China Netcom Group Corporation Hong Kong) Limited (the “Registrant”), and

2	An announcement on the retirement of an independent non-executive director of the Registrant;

each made by the Registrant in English on May 22, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中國網通集團(香港)有限公司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

Annual General Meeting held on 22 May 2008
Poll Results

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce that the resolutions proposed at the Annual General Meeting (the “AGM”) of the Company held in The Ballroom, Island Shangri-la, Hong Kong on 22 May 2008 at 3:00 p.m. were duly passed as ordinary resolutions. The poll results in respect of such resolutions are as follows:

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against
1	To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2007.	6,077,168,634 (99.980982%)	1,156,000 (0.019018%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2	To declare a final dividend for the year ended 31 December 2007.	6,132,375,329 (99.999866%)	8,240 (0.000134%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3	(i) To re-elect Mr. Zhang Chunjiang as a Director.	6,119,139,526 (99.784031%)	13,244,043 (0.215969%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii) To re-elect Ms. Li Jianguo as a Director.	6,121,750,786 (99.826613%)	10,632,783 (0.173387%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iii) To re-elect Mr. Zhang Xiaotie as a Director.	6,119,140,506 (99.784047%)	13,243,063 (0.215953%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iv) To re-elect Mr. Cesareo Alierta Izuel as a Director.	6,121,747,946 (99.826592%)	10,634,063 (0.173408%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(v) To re-elect Mr. John Lawson Thornton as a Director.	6,129,186,969 (99.947899%)	3,195,040 (0.052101%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4	To re-appoint Messrs. PricewaterhouseCoopers as auditors and to authorise the Directors to fix their remuneration.	6,131,885,409 (99.999647%)	21,660 (0.000353%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	6,131,335,069 (99.982886%)	1,049,500 (0.017114%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital	5,454,897,066 (89.024642%)	672,504,203 (10.975358%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
7	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	5,431,064,259 (88.635659%)	696,339,010 (11.364341%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 6,688,406,300 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited
Mok Kam Wan Huo Haifeng
Joint Company Secretaries

Hong Kong, 22 May 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

Retirement of Independent Non-Executive Director

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that Mr. Victor CHA Mou Zing (“Mr. Cha”), an independent non-executive director of the Company, retired as a director at the conclusion of the Annual General Meeting of the Company held on 22 May 2008, due to his other business commitments.  Upon his retirement, Mr. Cha has also ceased to be a member of the audit committee, the nominating and corporate governance committee and supervision committee of the Board of the Company on 22 May 2008.

Mr. Cha has confirmed that there is no disagreement with the Board and that there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to acknowledge the contributions of Mr. Cha during his office as independent non-executive director of the Company with the highest regard.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 22 May 2008

As at the date of this announcement, the Board of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:   Huo Haifeng and Mok Kam Wan

Title:      Joint Company Secretaries

Date: May 23, 2008